713.332.8475 (Direct)
terry.sanford@carriageservices.com
April 28, 2010
Via Electronic Filing: Label: Corresp
Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Carriage Services, Inc.
Form 10-K for the Year ended December 31, 2009
Filed March 5, 2010
File No. 001-11961
Dear Ms. Murphy:
     On behalf of Carriage Services, Inc. (which is referred to as “we”, “our” or the “Company”), we are responding to your request by letter dated April 20, 2010, for further clarification regarding the procedures put in place as a result of the company’s inadvertent failure to timely file a registration statement on Form S-8 with respect to the issuance of shares of our common stock purchased by participants in the Carriage Services 2007 Employee Stock Purchase Plan. Specifically, you requested that we identify when the procedures outlined in our letter of April 16, 2010 were put in place and whether they would prevent unregistered issuances from occurring. You further requested that, if the checklist only covers issuances that have already been made, and/or had not been implemented by December 31, 2009, we provide a revised analysis with respect to the reasoning behind management’s conclusion that the company’s disclosure controls and procedures were effective as of December 31, 2009.
3040 Post Oak Boulevard Suite 300 Houston, Texas 77056 Phone (713) 322-8475

Ms. Celeste M. Murphy
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
April 28, 2010

     The documented checklist procedure described in our letter of April 16 was adopted in the last month as a result of our communications with your office concerning the actions taken by the company to ensure the adequacy of our internal controls and procedures. While we did not formalize the documentation process with the checklist that is now in place until recently, this same procedure was employed in late 2009 when the company initially discovered the failure to file the registration statement as well as at year-end 2009 in the review of our disclosure controls and internal procedures. As our counsel discussed with you previously by telephone in March, and as we described in our letter of April 6, I, along with the General Counsel and others, reviewed notes and minutes, as well as other documents, to ensure that no stock issuances had been discussed and approved for which no filing had been made. As a result of that process, we were able to conclude that the company’s disclosure controls and procedures were effective as of December 31, 2009.
     This checklist procedure, as well as the similar process employed for the year ended December 31, 2009, does not simply look for issuances that have been made but rather emphasizes the consideration, discussion and decisions prior to any future stock issuance. We have focused, and will continue to focus, upon the recommendations of management, the decisions of our Board of Directors, and the involvement of the General Counsel and his staff in proposed issuances each quarter. Through this process, the company will be able to timely recognize the need to prepare filings and prevent unregistered offerings from occurring. This is how we reached the conclusion that our current processes would have prevented the inadvertent failure to file which is the subject of this correspondence. In addition, this new process also provides us with an appropriate documentary record to track stock issuances (or proposed issuances) for which filings may be required.
     In connection with our correspondence, we acknowledge that:
•	We are responsible for the timeliness, adequacy and accuracy of our filings and the disclosure in our filings;

Ms. Celeste M. Murphy
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
April 28, 2010

•	Staff comments or changes in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
          In addition, please note that the submission of this correspondence is without prejudice to, and with full reservation of, all privileges, rights, and protections that may apply, including the attorney-client privilege and work product doctrine.
          Please do not hesitate to contact me at 713.332.8475 if you should have any questions or comments with regard to these responses. Our counsel, Bryce Linsenmayer at Haynes and Boone, LLP, also is available at 713.547.2007 in the event that you need further information.

Very truly yours,

By:	/s/ Terry E. Sanford Terry E. Sanford
Executive Vice President and Chief Financial Officer

cc:	Mr. Vincent D. Foster, Chairman of the Audit Committee
Mr. Melvin C. Payne, Chief Executive Officer
Mr. J. Bradley Green, Executive Vice President and General Counsel
Mr. Bryce D. Linsenmayer, Haynes and Boone, LLP
Mr. Ty W. Moore, KPMG LLP